FP: **truCrowd**
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)

	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

THE COMPANY

1.   Name of issuer: Wordego Inc.

ELIGIBILITY

2.   Check this box to certify that all of the following statements are true for the issuer:

✓ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

✓ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

✓ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

✓ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

✓ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

✓ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? □ Yes ✓No
Explain:

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Okan Erol**   Dates of Board Service: 02/17/2016 - Present

Principal Occupation: Co-Founder/President/CEO

Employer: Wordego Inc.   Dates of Service: 02/17/2016 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Text Mining Softwares Inc.   Dates of Board Service: 05/08/2012 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Title: Co-Founder/President/CEO   Dates of Service: 05/08/2012 - Present

Responsibilities:
1) Board member and President.
2) CEO responsible from executive management of the company.
3) Principal Software Engineer responsible from the development of Wordego Online Advertising Network.

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)

	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

Resume: Okan is a Computer Engineer from Galatasaray University, with an MBA degree from Sorbonne University and a PhD degree in Finance & Banking from Kadir Has University. Before joining Wordego (Text Mining Softwares Inc.) in 2012, Okan worked for 1 year as Business Development Manager at the French Chamber of Commerce in Turkey, 8 years as the General Manager of the French Imerys Group in Turkey, 4 years as the CEO of the Esen Minerals, and 1 year as the General Manager of the Süzer Energy. Okan speaks Turkish, English and French and holds 34.8% of shares in the company. (linkedin.com/in/drokanerol)

*   *   *

Name: **Utku Erol**   Dates of Board Service: 02/17/2016 - Present

Principal Occupation: Co-Founder/Secretary/CTO

Employer: Wordego Inc.   Dates of Service: 02/17/2016 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Text Mining Softwares Inc.   Dates of Board Service: 05/08/2012 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Title: Co-Founder/Secretary/CTO   Dates of Service: 05/08/2012 - Present

Responsibilities:
1) Board member and Secretary.
2) CTO responsible from technical management of the company.
3) Principal Software Engineer responsible from the development of Wordego Online Advertising Network.

Resume: Utku has Bs and MSc degrees in Business Informatics from Marmara University and a PhD degree in Informatics from Istanbul University. Before joining Wordego (Text Mining Softwares Inc.) in 2012, Utku worked for 2 years as Technical Consultant at the Yonja Media Group and 10 years as Business Intelligence Expert and Research Assistant at the Marmara University. Utku speaks Turkish, English and German and holds 34.8% of shares in the company. (linkedin.com/in/utkuerol)

*   *   *

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

Name:	**Mukadder Erol**	Dates of Board Service:	02/17/2016 - Present

Principal Occupation: Co-Founder/Treasurer/CFO

Employer:	Wordego Inc.	Dates of Service:	02/17/2016 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Text Mining Softwares Inc.	Dates of Board Service:	05/08/2012 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Title:	Co-Founder/Treasurer/CFO	Dates of Service:	05/08/2012 - Present

Responsibilities:
1) Board member and Treasurer.
2) CFO responsible from financial management of the company.

Resume: Mukadder is graduated from Denizli High School in Turkey. Before joining Wordego (Text Mining Softwares Inc.) in 2012, Mukadder worked as a banker for 20 years at Vakif Bank in Turkey. Mukadder speaks Turkish and English and holds 30.0% of shares in the company.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Okan Erol**

Principal Occupation: Co-Founder/President/CEO

Explanation: Detailed information has been given in the "Directors of the Company" section.

*   *   *

Name: **Utku Erol**

Principal Occupation: Co-Founder/Secretary/CTO

Explanation: Detailed information has been given in the "Directors of the Company" section.

*   *   *

Name: **Mukadder Erol**

Principal Occupation: Co-Founder/Treasurer/CFO

Explanation: Detailed information has been given in the "Directors of the Company" section.

*   *   *

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

Name: **Rumeysa Erol**

Principal Occupation: Co-Founder/CMO

Employer: Wordego Inc.   Dates of Service: 04/01/2016 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Text Mining Softwares Inc.

Employer's Business: Development & Execution of Wordego Online Advertising Network

Title: Co-Founder/CMO   Dates of Service: 05/08/2012 - Present

Responsibilities: CMO responsible from marketing and sales management of the company.

Resume: Rumeysa has a Bs in International Relations from Uludag University and an MSc degree in Marketing from New York University. Before joining Wordego (Text Mining Softwares Inc.) in 2012, Rumeysa worked for 8 years as Finance Coordinator at the BMT Mining & Trading. Rumeysa speaks Turkish, English and French and holds 0.2% of shares in the company.
(linkedin.com/in/rumeysaerol)

*   *   *

Name: **Asli Erol**

Principal Occupation: Co-Founder/CIO

Employer: Wordego Inc.   Dates of Service: 04/01/2016 - Present

Employer's Business: Development & Execution of Wordego Online Advertising Network

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Emirates Airlines

Employer's Business: Airline Company

Title: Business System Controller   Dates of Service: 01/01/2015 - Present

Responsibilities: Controlling and consulting on the business systems of the company.

Employer: Turkish Airlines

Employer's Business: Airline Company

Title: Online Services P. Manager   Dates of Service: 09/01/2013 - 12/31/2014

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

Responsibilities: Project manager responsible from the company's online services.

Resume: Asli has a Bs degree in Business Informatics from Marmara University. Before joining Wordego in 2016, Asli worked for 4 years as System Analyst at BSH Home Appliances and at TAV Holdings in Turkey, 4 years as Senior Business Analyst at Turkish Airlines, 1.5 years as Online Services Project Manager at Turkish Airlines and 2 years as Business System Controller at Emirates Airlines. Asli speaks Turkish, English and German, and holds 0.2% of shares in the company. (https://linkedin.com/in/asli-erol-62762151)

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Okan Erol	1,740,000	% 34.80
Utku Erol	1,740,000	% 34.80
Mukadder Erol	1,500,000	% 30.00

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

A. COMPANY OVERVIEW

Wordego is an online advertising network that provides complete technology solutions to automate the purchase and sale of online advertising for both advertisers and publishers.

Our highly scalable platform reaches millions of internet users globally on some of the world's leading websites and mobile applications. We help increase the volume and effectiveness of online advertising, by improving return on advertising investment for advertisers and maximizing advertising revenue for publishers.

Our platform features applications and services for advertisers (buyers) to buy online advertising inventory on websites and mobile applications; services for publishers (sellers) to sell their online advertising inventory; and a marketplace over which such transactions are executed.

Together, these features power and optimize a comprehensive, transparent and independent online advertising marketplace that brings advertisers and publishers together, and facilitates intelligent decision-making and automated transaction of the advertising inventory. We believe advertisers and publishers need our platform because of our powerful solutions and our direct relationships and integrations with some of the world's largest buyers and sellers of online advertising.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000


(4) Online Ad Targeting
(5) Real Time Bidding
(6) Display Winner Ad
(3) Process Data
WORDEGO
ONLINE ADVERTISING NETWORK
(2) Collect Data
(7) Charge Advertiser
(8) Retain Platform Share
(9) Pay Publisher
Advertisers (Buyers)
Ad Servers, DSPs, Ad Networks, Ad Exchanges
Publishers (Sellers)
Ad Servers, SSPs, Ad Networks, Ad Exchanges
NEWS
CPC
CPM
(1) Consumer Visits a Web Page
Internet Users (Consumers)

B. PROBLEM

In the early stages of the online advertising market, buyers and sellers of inventory transacted directly with one another or through a small number of intermediaries. As internet usage increased and the scale of sellers and data expanded, it became increasingly difficult for buyers to effectively target users and for sellers to effectively monetize their inventory. To address these challenges, buyers and sellers of inventory have come to rely on an ecosystem of multiple technology and service providers.


Ad Exchange
Advertiser
Advertiser Ad Server
Demand Side Platform (DSP)
Supply Side Platform (SSP)
Publisher Ad Server
Publisher
Ad Network

Today, due to the size and complexity of the advertising ecosystem and purchasing process, manual processes can no longer effectively optimize or manage online advertising. In addition, both buyers and sellers are demanding more transparency, better controls and more relevant insights from their advertising purchases and sales. This has created a need to automate the online advertising industry and to simplify the process of buying and selling advertising.

Today, a variety of factors make the online advertising ecosystem highly complex and challenging to automate, like perishable inventory, complex impression-level matching, fragmented buyer and seller base, large and highly unpredictable traffic volumes, and lack of standardized ad formats and data.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

C. OUR SOLUTION & TECHNOLOGY

Wordego was founded to address the inherent challenges associated with the online advertising ecosystem and to enable a marketplace where buyers and sellers can transact in a highly efficient and safe manner. Our technology creates and powers a marketplace for buyers and sellers to readily buy and sell advertising at scale. Our solution provides a critical connection between buyers and sellers and allows large numbers of buyers and sellers to transact on an automated basis.

Buyers can direct their spending towards the impressions that are of most value to them based on location, behavior, content, pricing, timing, and other targeting objectives; and sellers can optimize the amount of revenue per impression, while adhering to their own specific rules around advertising that is permissible on their websites and mobile applications.

Our platform enables the real time exchange of high volumes of information in a transparent marketplace that in turn enables sellers to match buyers' advertising campaigns with their available advertising inventory. As shown in the illustration below, our solution enables buyers and sellers to transact across a full spectrum of inventory types, advertising units, and channels.


Ad Exchange
Demand Side Platform (DSP)
Supply Side Platform (SSP)
Advertiser Ad Server
WORDEGO
Publisher Ad Server
Advertiser
Publisher
Ad Network
DEMAND
SUPPLY
NEWS

Some core aspects of our value proposition is our proprietary Text Mining and Machine Learning algorithms associated with sophisticated data processing and detailed analytics capabilities.

a) Text Mining Technology:

Our Text Mining technology enables us to understand the content of the web pages in real time and deliver the most relevant ads to the visitors. Because we better understand more than any of our competitors what are on the web pages that the consumers are looking for, we are capable to deliver the most relevant ads.

b) Machine Learning Technology

Our Machine Learning technology enables us to analyze and learn from the performance of each buyer ad unit and each seller ad space across our platform, leading to higher quality matching between buyers and sellers. Our solution is constantly self-optimizing based on our systems' ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our Machine Learning algorithms more intelligent, which results with better return on investment for buyers, and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa.

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

The use of our unique Text Mining and Machine Learning technologies on top of the other targeting techniques like location targeting and behavioral targeting, boost the consumer-ad interaction on the websites and thus provide higher investment returns for buyers and advertising revenues for sellers.


Advertiser ROI
Consumer-Ad Interaction
Advertisers (Buyers)
ROI
Location Targeting
Behavioral Targeting
Text Mining
Machine Learning
Publishers (Sellers)
Publisher Revenue

c) Proprietary Software Development Technology

Our platform is developed by our own engineering team and is based on the cloud. We provide a very simple user interface; a unique targeting technology; real time bidding, operating and reporting facility; and multi-language and currency support.

Being based on cloud computing infrastructure empowers us to respond our customers in full scalability and speed, and allows us to keep our operational costs fully variable. This means that when we have an increase in the ad display traffic, there are infinite amount of virtual servers that becomes instantly operational to respond the request; and when we have a decrease in the ad display traffic, the excessive servers shuts down automatically to reduce costs. This structure allows us to grow and shrink in full scalability and speed and without any hardware costs.


Very Simple User Interface
Unique Targeting Technology
Real Time Bidding, Operating & Reporting
Multi-Language & Currency Support

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

D. COMPANY HISTORY


Multi Language & Currency
Real Time Bidding
Cloud Computing
Ad Targeting
Platform Interface
Ad Server
Machine Learning
Text Mining
Istanbul Teknokent
TÜBİTAK
Google
criteo.
rubicon
ÖZEL PAZAR
TÜBİTAK
appnexus
adform
ITUARI TEKNOKENT
TÜBİTAK
WIDEORBIT
smaato
100% Tax Exemptions Until 2023
$120K State Grant
1st Prize in Software Stars Contest
Network Partners
3rd Fastest Growing Company
$110K State Grant
Network Partners
Top 9 Technology Startup
$100K State Grant
Network Partners
2012
2013
2014
2015

Following our incorporation in May 2012 in Istanbul-Turkey as Text Mining Softwares Inc., we settled into the Istanbul University Technopark providing 100% tax exemptions for our activities, as per the Turkish Technology Development Zones Law #4691. The same year, we raised $280K of equity from our founding partners and started the coding and development of our platform.

In 2013, we launched the 1st version of our platform and won the 1st prize in the Software Stars Contest of Turkey. That year, we developed network partnerships with our main competitors Google, Criteo and Rubicon Project, and generated $150K of revenue.

In 2014, we developed additional network partnerships with OpenX, Appnexus and Adform, generated $280K of revenue, and became the 3rd fastest growing company among the Istanbul Stock Exchange Private Market members.

In 2015, we are elected as one of the top 9 technology startups of Turkey by the Istanbul Technical University Technopark, became network partners with our competitors Wideorbit, Smaato, Adstract and Leadbolt, and generated $220K of revenue. Between 2012 and 2015, we retrieved 3 Turkish state grants totaling $330K from the Scientific and Technological Research Council of Turkey (TÜBİTAK).

In February 2016, we established Wordego Inc., a Delaware C corporation headquartered in Chicago. In March 2016, Wordego Inc. signed an ad exchange partnership agreement with Google, and generated approximately $60K of revenue within the first 6 months of this partnership. By July 2016, Wordego Inc. acquired 99% shares of our R&D company Text Mining Softwares Inc. in Turkey, and became our holding company.

As of September 2016, we are operating on the ground with our own management, business development and software development teams based in Chicago, San Francisco and Istanbul, and we also possess independent business development teams based in Dubai and Baku. Basing on the location of consumers that view our ads on seller websites, approximately 83% of our managed revenue is generated from Europe, 11% from America, 3% from MENA and 3% from APAC.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

E. MARKET SIZE & OPPORTUNITY

As of 2015, the global ad spending has reached to $580 billion and it is expected to increase to $700 billion in 2019 with a growth rate of 5% per annum. On the other hand, the online ad spending representing 30% of total ad spending ($175 billion) as of 2015 is expected to reach to 50% of total ad spending ($340 billion) by 2019 with a compound annual growth rate of 18%.



The growth in online ad spending demonstrates the powerful shift underway in the global advertising industry from advertising in print media, radio and television to online advertising. This shift has resulted in content being increasingly delivered to users over the internet, creating an opportunity for buyers to target audiences more accurately using data-driven strategies and deliver more relevant advertising in real time on multiple screens. Technological advances have also enabled sellers to sell their inventory on an impression-by-impression basis, as well as in bulk, making it easier for sellers to better optimize and expand the monetization of their inventory.

As a result, the continued growth in overall ad spending and the shift in that spending to digital media, represents a significant growth opportunity for online advertising.

Over time, we also expect the analog and print advertising markets to automate, and we view our long-term mission and opportunity, as the automation of the buying and selling of all advertising. We believe buyers want to be able to reach users across multiple channels and to have a platform that can unify their advertising spending. While the primary market we serve today is the online advertising market, we expect to be able to leverage our unique marketplace and technology to ultimately automate all of these markets and enhance the experience of buyers and sellers across the entire advertising ecosystem.

F. CUSTOMERS

We are currently giving service to 2000+ brands and 10 ad networks on the buyer side, and 5000+ websites and mobile applications on the seller side. Although the sellers are our suppliers and not our customers, we consider them as customers since both buyers and sellers are equally important to our platform.

The 2000+ brands that benefit from our services are either direct buyers having an advertiser account on our platform, or indirect buyers accessing our services through an ad network partner. The 5000+ sellers that are receiving ads on their websites and mobile applications through our platform are all direct customers of ours each having separate publisher accounts.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

G. COMPETITION

The online advertising industry is highly competitive and fragmented. We compete for buyer spending and seller inventory against many online advertising platforms including Google, Criteo, Rubicon Project, MediaMath and Appnexus. As we introduce new offerings, as our existing offerings evolve, or as other companies introduce new products and services, we may be subject to additional competition.

We compete on the basis of our technology, including our ability to enable buyers and sellers to purchase and sell a comprehensive range of advertising units, utilizing various inventory types, and across various digital channels including desktop, mobile web and mobile application.

While our industry is evolving rapidly and becoming increasingly competitive, we believe that our solution enables us to compete favorably on the factors described above. However, competitive differentiation in online advertising industry is difficult to achieve, both in terms of capabilities and in terms of customer perception. We lack the scale of some of our competitors, which may have the ability to compete effectively with us on the basis of their capabilities or ability to offer more aggressive pricing. Other competitors with capabilities inferior to ours may nevertheless compete effectively with us if customers do not perceive, or value, what we believe to be our competitive strengths.

On the other hand, the online advertising industry constitutes a unique example of collaboration between competitors, where all major players of the industry are in open and transparent collaboration with each other. Accordingly, we are in online integration with 10 of our competitors (Google, Criteo, Rubicon Project, OpenX, Appnexus, Adform, Wideorbit, Smaato, Adstract and Leadbolt), and we are currently generating 85% of our revenues through sales to our competitors. This cooperation allows us to reach the highest paid ads of thousands of buyers from all around the world, and enables us to supply a much diversified and profitable advertising portfolio to our sellers.

    

    

Beside its competitive collaboration features, the online advertising industry is at the same time a very acquisitive sector, with many IPO's, VC investments and acquisitions happening frequently. Some of the recent examples are; the IPO's of Criteo and Rubicon Project at the Nasdaq Stock Exchange, the multiple round VC investments to Appnexus, MediaMath and Adroll, and the acquisition of Smaato by Spearhead.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

H. COMPETITIVE STRENGTHS

a) Key Role in Online Advertising Ecosystem

Some of our most important competitive strengths vis a vis our competitors are; our unique Text Mining and Machine Learning technologies; our simple user interface; our real time bidding, operating and reporting infrastructure; and our multi-language and currency support.

We believe our integration with leading global buyers and sellers of advertising and the benefits we provide to them gives us a key role in the online advertising ecosystem. As a result, we have historically been highly successful in retaining our clients and growing our seller base.

b) Positive User Experience for Consumers

Our platform helps protect consumer interests and promotes a favorable user experience for consumers by proactively enforcing quality standards across our buyers and sellers. We maintain industry-leading quality standards for all advertising transacted on our marketplace by evaluating all available types of seller inventory and pre-screening every piece of advertising creative, providing safeguards against malware and other forms of non-human traffic.

Our platform also promotes a positive consumer experience by delivering increased advertising relevance through effective matching of buyers' interests with sellers' available inventory via our Text Mining and Machine Learning algorithms in privacy compliant methods that do not result in collecting any personally identifiable consumer information.

c) Key Platform Applications for Buyers

Buyers leverage our applications to access a large audience and to purchase advertising inventory based on their key criteria. These applications help streamline a buyer's purchasing operations and increase the efficiency of its spending and the effectiveness of its advertising campaigns.

Buyers can execute highly automated campaigns and take advantage of unique targeting data and optimization technology that is provided by our platform. Buyers are also able to use unified reporting and analytics through our buyer user interface that has been designed to specifically address buyer preferences. Our capabilities for buyers also enable them to build brand awareness, acquire new customers, and re-engage existing customers via site-based retargeting campaigns.

d) Key Platform Applications for Sellers

We have direct relationships and integrations with the sellers on our platform. Our seller user interface offers key time savings features and reporting and analytics capabilities that help sellers optimize the use of our platform to fit their needs.

Our solution includes applications to help sellers increase their online advertising revenue, reduce costs, protect their brands and user experience, and reach more buyers efficiently to increase online advertising revenue by monetizing their full variety and volume of inventory.

e) Intellectual Property

Our proprietary technologies are an important component of our success, and we rely upon trade secret, trademark, copyright, and patent laws to establish and protect our intellectual property and protect our proprietary technologies. As of September 2016, our patent applications in the United States are under preparation.

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

We have registered domain names, trademarks and service marks in the United States and in certain locations outside the United States. We always enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and disclosure and use of our proprietary information. We also use measures designed to control access to our technology and proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, which we believe differentiate us from our competitors.

I. MARKETING & SALES STRATEGY

We promote and sell our solutions to buyers and sellers through our business development teams, each constituted by 4 members. This team leverages its market knowledge and expertise to acquire and retain customers, manage our brand and increase market awareness. In order to reach our targets we handle direct marketing activities, present at industry conferences and exhibitions, create custom events, and invest in public relations. In addition, we advertise online and in other forms of media, create case studies, generate blog posts and social media content, and undertake customer research studies.



Our marketing and sales strategy relies on focusing on the fastest (+15%, +20%) growing markets, and building up new business development teams organized by geographical zones, such as; United States, Canada, Brazil, Mexico, Ireland, Netherlands, Germany, France, Finland, Poland, Italy, Romania, Russia, Turkey, UAE, Saudi Arabia, South Africa, India, China, Australia and Japan.



Annual Market Growth by Country

Source: PricewaterhouseCoopers

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

Our strategic target is to expand our activities at global scale and broaden our market share in America, Europe, APAC and MENA. Within this perspective, we are planning to build 10 new business development teams within the next 5 years, to be based in USA, UAE and Turkey. The USA business units are designated to manage our operations in North and South America; whereas the Turkish business units shall be executing our European operations; and the UAE business units shall be governing our operations in APAC and MENA.

J.   GROWTH STRATEGY

The core elements of our growth strategy include:

a)   Growing Our Business by Promoting Our Complete Technology Solution

We believe we can attract a greater portion of buyer spending and seller inventory by promoting our complete technology solution. We see great opportunity to invest in our sales organization to attract new buyers and sellers to our platform.

b)   Increasing Penetration of Our Mobile and Video Offerings

We believe we can significantly expand the penetration of our fast-growing mobile and video offerings among existing buyer and seller customers and by attracting new buyer and seller customers across the globe. We intend to aggressively invest in developing additional product features and marketing initiatives to support our mobile and video growth objectives.

c)   Accelerating Our Global Expansion and Entering New Markets

We currently operate globally from our offices located in Chicago, San Francisco and Istanbul, and through our independent business development teams based in Dubai and Baku. We intend to grow our market share in our existing international markets and we also plan to further expand our operations in America, Europe, MENA and APAC.



FP: ◢ truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

d)   Enhancing Our Leadership by Investing in Innovation and Expansion

We intend to build upon our current technology and enhancing our leadership through innovation. Our investments will focus on improving our Text Mining and Machine Learning algorithms, expanding further into mobile and video, data analytics, audience extension, API integration, building self-service capabilities for buyers and sellers, and expanding our current technological infrastructure.

e)   Bringing Automation to Additional Media

Historically, our solution has focused on display advertising. We believe, however, that television and other analog media will eventually converge with digital channels, creating opportunities for us to expand our solution beyond the current digital media. We intend to accelerate our expansion in mobile and video advertising and to build the foundation to automate television advertising and other forms of advertising units as they may arise.

K.   FINANCIAL PROJECTIONS

In respect to the financial projections based on industrial analogs and our company specific revenue and cost structures, in case of accessing the required funding by the beginning of 2017, we project to surpass the breakeven point by 2019 and reach $31M revenue by 2021. Our EBITDA margin is expected to grow to 14.5% with an IRR of 124%, within 5 years following the funding.

	2016	2017	2018	2019	2020	2021
Revenues	$370K	$1.4M	$4.6M	$10.5M	$19.9M	$31.1M
Expenses	$368K	$1.9M	$4.9M	$9.7M	$17.4M	$26.6M
EBITDA	$2K	($460K)	($265K)	$770K	$2.5M	$4.5M





- Breakeven by 2019
- $31M revenue by 2021
- EBITDA to reach 14.5%
- IRR to reach 124%

$800K A ROUND FUNDING

Since our platform is finished and running worldwide, we relatively have a very few R&D cost projection. We are projecting to use the funds that shall be raised in this round, for acquiring and retaining new customers, and for the general and administrative operations expenses of our new business units.



FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) On the buy side of our business, while demand for advertising is diffuse, spending by advertisers has historically been channeled through intermediaries, including principally our ad network partners. We have relationships with almost all of major ad networks, but because there are relatively few of them, each of these relationships is important to us because it represents a source of demand that would be difficult for us to replace.

(2) On the sell side of our business, while we work with many customers, a relatively small number of them provide a large share of the unique user audiences accessible by buyers. Termination or diminution of our relationships with these sellers could result in a material reduction of the amount of inventory available through our platform.

(3) Our contracts with buyers and sellers generally do not provide for any minimum volumes and may be terminated on relatively short notice. Buyer and seller needs and plans can change quickly, and buyers and sellers are free to terminate their arrangements with us or direct their spending and inventory to competing sources of inventory and demand, quickly and without penalty. Because of these factors, we seek to expand and diversify our customer relationships. However, the number of large media buyers and sellers in the market is finite, and it could be difficult for us to replace the losses from any buyers or sellers whose relationships with us diminish or terminate.

(4) We must grow rapidly to remain a key market player and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.

(5) Market pressure may result in a reduction in spending on our platform or a reduction in the fees or prices we are able to charge on our platform, which could have a material adverse effect on our business.

(6) Our revenue and operating results are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns can make it difficult to predict our revenue and could adversely affect our business.

(7) The online advertising market is relatively new, dependent on growth in various online advertising channels, and vulnerable to adverse public perceptions and increased regulatory responses. If this market develops more slowly or differently than we expect, or if issues encountered by other participants or the industry generally are imputed to or affect us, our business, growth prospects and financial condition would be adversely affected.

(8) We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.

(9) Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our solution and cause us to lose sellers, buyers, and revenue.

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

(10) We are controlled by our officers and directors. Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

(11) The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we could cease operating and investors may therefore be at risk of losing their investments. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

(12) It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

(13) We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:
- fully develop and broaden our technology and product offerings;
- acquire customers;
- explore opportunities and alliances with other companies;
- and facilitate business arrangements.

(14) We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

(15) Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

(16) Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Offering Statement. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

(17) We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

(18) Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

(19) The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

(20) The Company may require additional financing to support working capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

(21) Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

(22) There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our officers and directors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise the capital needed to realize our strategic growth targets as per described in this document, such as; Growing Our Business by Promoting Our Complete Technology Solution, Increasing Penetration of Our Mobile and Video Offerings, Accelerating Our Global Expansion and Entering New Markets, Enhancing Our Leadership by Investing in Innovation and Expansion, and Bringing Automation to Additional Media.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$ 100,000**	**$ 800,000**
Less: Offering Expenses	$ 7,000	$ 56,000
Net Proceeds	**$ 93,000**	**$ 744,000**
Use of Net Proceeds		
Acquiring Seller Inventory	$ 58,500	$ 468,000
Cloud Computing Expenses	$ 4,500	$ 36,000
General and Administrative Expenses	$ 9,500	$ 76,000
Selling and Marketing Expenses	$ 9,000	$ 73,000
Research and Development Expenses	$ 6,000	$ 48,000
Initial Investment Expenses	$ 3,000	$ 13,000
Additional Reserves	$ 2,500	$ 30,000
Total Use of Net Proceeds	**$ 93,000**	**$ 744,000**

11. How will the issuer complete the transaction and deliver securities to the investors?

The company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this offering of $100,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the company.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The company is seeking capital commitments of $100,000 accepting over-subscription up to $800,000. The securities being offered hereby consists of voting common stock units of the company, valued at $1.65 per share. The company offers a 20% discount, therefore, the asking price/share of this offering is $1.32 per share.

14.   Do the securities offered have voting rights? ✓Yes □ No

15.   Are there any limitations on any voting or other rights identified above?   □ Yes ✓No

16.   How may the terms of the securities being offered be modified?

The terms of the securities being offered cannot be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	5,000,000	5,000,000	✓ Yes ☐ No	☐ Yes ✓ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   N/A. Wordego Inc. has one class of securities.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ✓ No

   N/A. Wordego Inc. has one class of securities.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   N/A. Wordego Inc. has one class of securities.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

   This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely, VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	**Total Proceeds**	**Costs**	**Net Proceeds**
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

VALUATION

The 5 Methods Used


$ 1,693,181
$ 1,775,000
$ 9,778,549
$ 661,264
$ 22,647,853
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Weights

of the 5 methods


18%
19%
19%
19%
25%

The weights for the above mentioned valuation methods are: Scorecard (18%), Check-List (19%), Venture Capital (19%), DCF with Long Term Growth (19%), and DCF with Multiples (25%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money $8,250,000 and the company decided to give a discount of 20%, offering the shares at a valuation of $6,600,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

FP: truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer:
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

As of July 31st 2016, Wordego Inc. acquired 99% of the shares of the group company Text Mining Softwares Inc. in Turkey, which has developed and holds the complete ownership of the Wordego Online Advertising Network and the IP rights associated with the platform. The acquisition price has been valued over the nominal value of the shares ($333.00), and the total purchasing price ($164,835) is agreed to be paid (with no interests) within 3 years following the closing date.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

25. What other exempt offerings has the issuer conducted within the past three years?

No other exempt offerings conducted in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No to all four situations.

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ✓ Yes □ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Wordego Inc.:

Wordego Inc. has been incorporated on February 17th 2016, as a Delaware C corporation headquartered in Chicago. By March 1st 2016, Wordego Inc. signed an ad exchange partnership agreement with Google, and generated approximately $60K of revenue from Google within the first 6 months (March – August 2016) of this partnership.

As of July 31st 2016, Wordego Inc. acquired 99% shares of the group company Text Mining Softwares Inc. in Turkey, which has developed and holds the complete ownership of the Wordego Online Advertising Network and the IP rights associated with the platform. The acquisition price has been valued over the nominal value of the shares ($333.00), and the total purchasing price ($164,835) is agreed to be paid (with no interests) within 3 years following the closing date.

Text Mining Softwares Inc.:

The subsidiary company Text Mining Softwares Inc. has been incorporated in May 8th 2012 in Istanbul-Turkey, and has settled into the Istanbul University Technopark by August 1st 2012, providing 100% tax exemptions to the company activities, as per the Turkish Technology Development Zones Law #4691.

In 2012, the company raised $280K of equity from its founding partners and started the coding and development of the Wordego Online Advertising Network (The platform).

In 2013, the company launched the 1st version of the platform and won the 1st prize in the Software Stars Contest of Turkey. The same year, the company developed network partnerships with its main competitors Google, Criteo and Rubicon Project, and generated $150K of revenue.

In 2014, the company developed additional network partnerships with OpenX, Appnexus and Adform, generated $280K of revenue, and became the 3rd fastest growing company among the Istanbul Stock Exchange Private Market members.

In 2015, the company is elected as one of the top 9 technology startups of Turkey by the Istanbul Technical University Technopark, became network partners with its network competitors Wideorbit, Smaato, Adstract and Leadbolt, and generated $220K of revenue.

Between 2012 and 2015, the company retrieved 3 Turkish state grants totaling $330K from the Scientific and Technological Research Council of Turkey (TÜBİTAK).

As of September 2016, the company continues its' activities (development and execution of the Wordego Online Advertising Network) as being the 99% subsidiary of Wordego Inc.

FP: ⬙ truCrowd
Open until: Jan/24/2017

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

SOTO ACCOUNTING LLC
4252 N. CICERO AVE. CHICAGO, IL 60641 || 312.715.8599 || BRIAN@SOTOACCOUNTING.COM

Independent Accountant's Review Report

To the Shareholders:
Wordego Inc.

I have reviewed the accompanying interim consolidated financial statements of Wordego, Inc. and its subsidiary as of and for the 8-month interim period ending August 31, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) issued by the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of the procedures provide a reasonable basis for the report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Brian Soto

Certified Public Accountant

September 19, 2016

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

WORDEGO INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (USD)
For Interim Period: January 1, 2016 - August 31, 2016

INCOME		
Online Advertising Sales *	$	85,913
Cost of Services Sold (-) *	$	(40,722)
GROSS PROFIT OR LOSS	**$**	**45,191**
OPERATING EXPENSES (-)		
Wage Expenses (-)	$	(116,769)
Research and Development Expenses (-)	$	(3,693)
General Administration Expenses (-)	$	(2,602)
OPERATING PROFIT OR LOSS	**$**	**(77,873)**
INCOME FROM OTHER OPERATIONS		
Interest Income	$	24
Profit From Foreign Currency Exchange	$	435
ORDINARY PROFIT OR (LOSS)	**$**	**(77,414)**
EXTRAORDINARY REVENUES AND PROFITS		
Turkish State Grants**	$	45,924
NET PROFIT OR (LOSS) FOR THE PERIOD	**$**	**(31,490)**

Earnings per Common Share		Basic
Ordinary Income	$	(0.02)
Net Income	$	(0.01)

*Intercompany transactions between Wordego Inc. (Parent) and Metin Madenciligi Yazilimlari (Subsidiary) were eliminated as part of consolidation reporting.

**Government grant accounted for using the Income Approach.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

WORDEGO INC. CONDENSED CONSOLIDATED BALANCE SHEET (USD) As of August 31, 2016		
CURRENT ASSETS	$	**54,192**
LIQUID ASSETS	$	**32,476**
Cash and Cash Equivalents	$	32,476
TRADE RECEIVABLES	$	**9,946**
Customers	$	9,946
OTHER RECEIVABLES	$	**156**
Other Receivables	$	156
OTHER CURRENT ASSETS	$	**11,614**
Prepaid VAT	$	10,287
Prepaid Taxes and Funds	$	1,327
NON-CURRENT ASSETS	$	**166,151**
Goodwill*	$	163,015
Furniture and Fixtures	$	7,105
Accumulated Depreciation (-)	$	(3,969)
TOTAL ASSETS	$	**220,344**

WORDEGO INC. CONDENSED CONSOLIDATED BALANCE SHEET (USD) As of August 31, 2016		
SHORT TERM LIABILITIES	$	**51,854**
TRADE PAYABLES	$	**11,180**
Suppliers	$	11,180
OTHER LIABILITIES	$	**40,674**
Reimbursable Expenses	$	510
Wages Due	$	35,879
Taxes and Funds Payable	$	3,585
Social Security Withholdings Payable	$	699
LONG TERM LIABILITIES	$	**164,835**
Notes Payables *	$	164,835
SHAREHOLDERS EQUITY	$	**3,655**
Capital	$	50
Non-Controlling Interest*	$	1,665
Equity Adjustment from Translation	$	703
Retained Earnings	$	1,237
TOTAL LIABILITIES & EQUITY	$	**220,344**

* On July 31, 2016 Wordego Inc acquired 99% of shares (Common Stock) from Turkish company Metin Madenciligi Yazilimlari for $164,835 (USD). The total purchase price is to be paid within 3 years following the closing date. The net asset value of Turkish company at time of acquisition was $3,485 which was subtracted from the total company valuation of $166,500 to arrive at Goodwill value.

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

WORDEGO
ONLINE ADVERTISING NETWORK

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

WORDEGO INC. CONDENSED CONSOLIDATED CASH FLOW STATEMENT (USD) For Interim Period: January 1, 2016 - August 31, 2016		
OPERATING ACTIVITIES		
Cash Receipts from Sales	$	182,658
Cash Payments to Suppliers	$	(37,126)
Cash Payments to Employees	$	(116,769)
Cash Payments for Operating Expenses	$	(4,777)
Cash Payments for Taxes	$	(12,302)
NET CASH FLOW FROM OPERATING ACTIVITIES	$	11,685
INVESTING ACTIVITIES		
Cash Receipts from Interest Gains	$	20
Cash Receipts from Foreign Currency Exchange Gains	$	577
NET CASH FLOW FROM INVESTING ACTIVITIES	$	598
FINANCING ACTIVITIES		
Cash Received from Other Liabilities	$	26,680
Cash Payments to Other Liabilities	$	(20,102)
NET CASH FLOW FROM FINANCING ACTIVITIES	$	6,578
EFFECT OF EXCHANGE RATE CHANGES ON CASH	$	(160)
NET INCREASE IN CASH	$	18,700
CASH AT BEGINNING OF PERIOD	$	13,776
CASH AT END OF PERIOD	$	32,476

Note: Subsidiary financial statements translated using the following exchange rates:
- Income Statement: blended rate during interim period (2.95TRL/USD)
- Balance Sheet: rate as of the balance sheet date (2.95TRL/USD)
- Cash Flow Statement: blended rate during interim period (2.95TRL/USD)

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? □ Yes ✓ No
    (ii)   involving the making of any false filing with the Commission? □ Yes ✓ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor
    of purchasers of securities?   □ Yes ✓ No

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? □ Yes ✓ No;
    (ii)   involving the making of any false filing with the Commission? □ Yes ✓ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor

of purchasers of securities?   □ Yes ✓ No

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer? □ Yes ✓ No
        (B)   engaging in the business of securities, insurance or banking?
            □ Yes ✓ No
        (C)   engaging in savings association or credit union activities?
            □ Yes ✓ No
    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes ✓ No

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes ✓ No
places limitations on the activities, functions or operations of such person? □ Yes ✓ No

(ii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? □ Yes ✓ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? □ Yes ✓ No

(ii)   Section 5 of the Securities Act? □ Yes ✓ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

□ Yes ✓ No
If Yes, explain: _____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

□ Yes ✓ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

□ Yes ✓ No

FP: truCrowd
Open until: Jan/24/2017

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 29th of each year. Once posted, the annual report may be found on the issuer's website at wordego.com.

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

WORDEGO
ONLINE ADVERTISING NETWORK

Wordego Inc.
222 W Merchandise Mart Plaza
Suite 1212, Chicago, IL, 60654
888-358-4408

OFFERING STATEMENT

75,758 Voting Common Shares at $1.32 per Share (20% Discounted)				
	# Of Shares	Total Proceeds	Costs	Net Proceeds
Target Offering	75,758	$100,000	$7,000	$93,000
Maximum Amount	606,061	$800,000	$56,000	$744,000

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days